

Wyoming Secretary of State

Herschler Bldg East, Ste.100 & 101

Cheyenne, WY 82002-0020
Ph. 307-777-7311

For Office Use Only
WY Secretary of State
FILED: Jun 27 2023 2:41PM
Original ID: 2023-001291324

Limited Liability Company
Articles of Organization

I. **The name of the limited liability company is:**

3 Keys Communities, LLC

II. **The name and physical address of the registered agent of the limited liability company is:**

Corporate Direct, Inc.
172 Center St Ste 202
PO Box 2869
Jackson, WY 83001

III. **The mailing address of the limited liability company is:**

7385 S Pecos Rd.
Las Vegas, NV 89120

IV. **The principal office address of the limited liability company is:**

172 Center Street
Suite 202
PO Box 2869
Jackson, WY 83001

V. **The organizer of the limited liability company is:**

Mauricio Rauld
1810 S El Camino Real, Suite E, San Clemente, CA 92672

Signature: *Mauricio Rauld*

Date: **06/27/2023**

Print Name: **Mauricio Rauld**

Title: **Organizer**

Email: **cs@plglp.com**

Daytime Phone #: **(949) 258-2339**

STATE OF WYOMING
Office of the Secretary of State

I, CHUCK GRAY, Secretary of State of the State of Wyoming, do hereby certify that the filing requirements for the issuance of this certificate have been fulfilled.

CERTIFICATE OF ORGANIZATION

3 Keys Communities, LLC

I have affixed hereto the Great Seal of the State of Wyoming and duly executed this official certificate at Cheyenne, Wyoming on this 27th day of June, 2023 at 2:41 PM.

Remainder intentionally left blank.

Filed Date: 06/27/2023

_____

Secretary of State

Filed Online By:

Mauricio Rauld

on 06/27/2023



FRANCISCO V. AGUILAR
Secretary of State

GABRIEL DI CHIARA
Chief Deputy

STATE OF NEVADA

OFFICE OF THE
SECRETARY OF STATE

Commercial Recordings & Notary Division
202 N. Carson Street
Carson City, NV 89701
Telephone (775) 684-5708
Fax (775) 684-7138

North Las Vegas City Hall
2250 Las Vegas Blvd North, Suite 400
North Las Vegas, NV 89030
Telephone (702) 486-2880
Fax (702) 486-2888

Mauricio Rauld
5020 Campus Drive Suite 747
Newport Beach, CA 92660, USA

Work Order #: W2023080101799
August 1, 2023
Receipt Version: 1

Special Handling Instructions:

Submitter ID: 420397

Charges

Description	Fee Description	Filing Number	Filing Date/Time	Filing Status	Qty	Price	Amount
Registration – Foreign LLC	Fees	20233387235	8/1/2023 3:37:14 PM	InternalReview	1	$75.00	$75.00
Initial List	Fees	20233387237	8/1/2023 3:37:14 PM	InternalReview	1	$150.00	$150.00
Initial List	Business License Fee	20233387237	8/1/2023 3:37:14 PM	InternalReview	1	$200.00	$200.00
Total							$425.00

Payments

Type	Description	Payment Status	Amount
Credit Card	6909294389316864403063	Success	$425.00
Credit Card	Service Fee	Success	$10.63
Total			$435.63

Credit Balance: $0.00

Mauricio Rauld
5020 Campus Drive Suite 747
Newport Beach, CA 92660, USA



STATE OF NEVADA

FRANCISCO V. AGUILAR
Secretary of State

GABRIEL DI CHIARA
Chief Deputy

OFFICE OF THE
SECRETARY OF STATE

Commercial Recordings & Notary Division
202 N. Carson Street
Carson City, NV 89701
Telephone (775) 684-5708
Fax (775) 684-7138

North Las Vegas City Hall
2250 Las Vegas Blvd North, Suite 400
North Las Vegas, NV 89030
Telephone (702) 486-2880
Fax (702) 486-2888

Mauricio Rauld
5020 Campus Drive Suite 747
Newport Beach, CA 92660, USA

Work Order #: W2023080101799
August 1, 2023
Receipt Version: 1

Special Handling Instructions:

Submitter ID: 420397

Charges

Description	Fee Description	Filing Number	Filing Date/Time	Filing Status	Qty	Price	Amount
Registration – Foreign LLC	Fees	20233387235	8/1/2023 3:37:14 PM	InternalReview	1	$75.00	$75.00
Initial List	Fees	20233387237	8/1/2023 3:37:14 PM	InternalReview	1	$150.00	$150.00
Initial List	Business License Fee	20233387237	8/1/2023 3:37:14 PM	InternalReview	1	$200.00	$200.00
Total							$425.00

Payments

Type	Description	Payment Status	Amount
Credit Card	6909294389316864403063	Success	$425.00
Credit Card	Service Fee	Success	$10.63
Total			$435.63

Credit Balance: $0.00

Mauricio Rauld
5020 Campus Drive Suite 747
Newport Beach, CA 92660, USA



STATE OF NEVADA

FRANCISCO V. AGUILAR
Secretary of State

GABRIEL DI CHIARA
Chief Deputy

OFFICE OF THE
SECRETARY OF STATE

Commercial Recordings Division
202 N. Carson Street
Carson City, NV 89701
Telephone (775) 684-5708
Fax (775) 684-7138

North Las Vegas City Hall
2250 Las Vegas Blvd North, Suite 400
North Las Vegas, NV 89030
Telephone (702) 486-2880
Fax (702) 486-2888

Business Entity - Filing Acknowledgement

08/01/2023

Work Order Item Number:	W2023080101799 - 3064287
Filing Number:	20233387237
Filing Type:	Initial List
Filing Date/Time:	08/01/2023 15:37:14 PM
Filing Page(s):	2

Indexed Entity Information:

Entity ID: E33872362023-6 **Entity Name:** 3 Keys Communities LLC

Entity Status: Active **Expiration Date:** None

Commercial Registered Agent

CORPORATE DIRECT, INC.

2248 MERIDIAN BLVD STE H, Minden, NV 89423, USA

The attached document(s) were filed with the Nevada Secretary of State, Commercial Recording Division. The filing date and time have been affixed to each document, indicating the date and time of filing. A filing number is also affixed and can be used to reference this document in the future.

Respectfully,

FRANCISCO V. AGUILAR
Secretary of State

Commercial Recording Division
202 N. Carson Street

FRANCISCO V. AGUILAR
Secretary of State

GABRIEL DI CHIARA
Chief Deputy

STATE OF NEVADA



OFFICE OF THE
SECRETARY OF STATE

Commercial Recordings Division
202 N. Carson Street
Carson City, NV 89701
Telephone (775) 684-5708
Fax (775) 684-7138

North Las Vegas City Hall
2250 Las Vegas Blvd North, Suite 400
North Las Vegas, NV 89030
Telephone (702) 486-2880
Fax (702) 486-2888

Business Entity - Filing Acknowledgement

08/01/2023

Work Order Item Number: W2023080101799 - 3064286
Filing Number: 20233387235
Filing Type: Registration – Foreign LLC
Filing Date/Time: 08/01/2023 15:37:14 PM
Filing Page(s): 2

Indexed Entity Information:

Entity ID: E33872362023-6
Entity Name: 3 Keys Communities LLC
Entity Status: Active
Expiration Date: None

Commercial Registered Agent
CORPORATE DIRECT, INC.
2248 MERIDIAN BLVD STE H, Minden, NV 89423, USA

The attached document(s) were filed with the Nevada Secretary of State, Commercial Recording Division. The filing date and time have been affixed to each document, indicating the date and time of filing. A filing number is also affixed and can be used to reference this document in the future.

Respectfully,

FVAguilar

FRANCISCO V. AGUILAR
Secretary of State



FRANCISCO V. AGUILAR
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov

Initial List and State Business License Application

Initial List Of Officers, Managers, Members, General Partners, Managing Partners, or Trustees:

3 Keys Communities LLC

NAME OF ENTITY

TYPE OR PRINT ONLY - USE DARK INK ONLY - DO NOT HIGHLIGHT

IMPORTANT: *Read instructions before completing and returning this form.*

Please indicate the entity type (check only one):

Filed in the Office of	Business Number **E33872362023-6**
FVAguilar	Filing Number **20233387237**
Secretary of State State Of Nevada	Filed On **08/01/2023 15:37:14 PM**
	Number of Pages **2**

- ☐ Corporation
  - ☐ This corporation is publicly traded, the Central Index Key number is: ______
- ☐ Nonprofit Corporation (see nonprofit sections below)
- ☑ Limited-Liability Company
- ☐ Limited Partnership
- ☐ Limited-Liability Partnership
- ☐ Limited-Liability Limited Partnership (if formed at the same time as the Limited Partnership)
- ☐ Business Trust

Additional Officers, Managers, Members, General Partners, Managing Partners, Trustees or Subscribers, may be listed on a supplemental page.

CHECK ONLY IF APPLICABLE

Pursuant to NRS Chapter 76, this entity is exempt from the business license fee.

- ☐ 001 - Governmental Entity
- ☐ 006 - NRS 680B.020 Insurance Co, provide license or certificate of authority number ______

For nonprofit entities formed under NRS chapter 80: entities without 501(c) nonprofit designation are required to maintain a state business license, the fee is $200.00. Those claiming and exemption under 501(c) designation must indicate by checking box below.

- ☐ Pursuant to NRS Chapter 76, this entity is a 501(c) nonprofit entity and is exempt from the business license fee. Exemption Code 002

For nonprofit entities formed under NRS Chapter 81: entities which are Unit-owners' association or Religious, Charitable, fraternal or other organization that qualifies as a tax-exempt organization pursuant to 26 U.S.C $ 501(c) are excluded from the requirement to obtain a state business license. Please indicate below if this entity falls under one of these categories by marking the appropriate box. If the entity does not fall under either of these categories please submit $200.00 for the state business license.

- ☐ Unit-owners' Association
- ☐ Religious, charitable, fraternal or other organization that qualifies as a tax-exempt organization pursuant to 26 U.S.C. $501(c)

For nonprofit entities formed under NRS Chapter 82 and 80:<u>Charitable Solicitation Information - check applicable box</u>

Does the Organization intend to solicit charitable or tax deductible contributions?

- ☐ No - no additional form is required
- ☐ Yes - the *Charitable Solicitation Registration Statement* is required.
- ☐ The Organization claims exemption pursuant to NRS 82A 210 - the *Exemption From Charitable Solicitation Registration Statement* is required

****Failure to include the required statement form will result in rejection of the filing and could result in late fees.****



FRANCISCO V. AGUILAR
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
             www.nvsilverflume.gov

Initial List and State Business License Application - Continued

Officers, Managers, Members, General Partners, Managing Partners or Trustees:

CORPORATION, INDICATE THE <u>MANAGER</u>:

3 Keys Communities Manager, LLC	**USA**
Name	Country

PO Box 2869	**Jackson**	**WY**	**83001**
Address	City	State	Zip/Postal Code

None of the officers and directors identified in the list of officers has been identified with the fraudulent intent of concealing the identity of any person or persons exercising the power or authority of an officer or director in furtherance of any unlawful conduct.

I declare, to the best of my knowledge under penalty of perjury, that the information contained herein is correct and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the office of the Secretary of State.

X **Mauricio Rauld**

Signature of Officer, Manager, Managing Member, General Partner, Managing Partner, Trustee, Member, Owner of Business, Partner or Authorized Signer *FORM WILL BE RETURNED IF*
UNSIGNED

Authorized Signer	**08/01/2023**
Title	**Date**



FRANCISCO V. AGUILAR
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov



Filed in the Office of	Business Number **E33872362023-6**
[signature]	Filing Number **20233387235**
Secretary of State State Of Nevada	Filed On **08/01/2023 15:37:14 PM**
	Number of Pages **2**

Formation - Limited-Liability Company

☐ NRS 86 -	Articles of Organization Limited-Liability Company	☑ NRS 86.544 -	Registration of Foreign Limited-Liability Company
☐ NRS 89 -	Articles of Organization Professional Limited-Liability Company	☐ NRS 86.555 -	Registration of Professional Foreign Limited-Liability Company

1. Name Being Registered in Nevada: (See instructions)	**3 Keys Communities LLC**
2. Foreign Entity Name: (Name in home jurisdiction)	**3 Keys Communities LLC**
3. Jurisdiction of Formation: (Foreign Limited-Liability Companies)	**3a)** Jurisdiction of formation: **Wyoming, United States** **3b)** Date formed: **06/27/2023** **3c)** I declare this entity is in good standing in the jurisdiction of its formation. ☑
4. Registered Agent for Service of Process*: (check only one box)	☑ Commercial Registered Agent (name only below) ☐ Noncommercial Registered Agent (name and address below) ☐ Office or position with Entity (title and address below) **CORPORATE DIRECT, INC.** Name of Registered Agent **OR** Title of Office or Position with Entity **2248 MERIDIAN BLVD STE H** **Minden** Nevada **89423** Street Address City Zip Code _____ _____ Nevada _____ Mailing Address (If different from street address) City Zip Code
4a. Certificate of Acceptance of Appointment of Registered Agent:	*I hereby accept appointment as Registered Agent for the above named Entity. If the registered agent is unable to sign the Articles of Incorporation, submit a separate signed Registered Agent Acceptance form.* **X Mauricio Rauld** **08/01/2023** **Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity** Date
5. Management: (Domestic Limited-Liability Companies only)	Company shall be managed by: (check one box) ☐ Manager(s) **OR** ☐ Member(s)
6. Name and Address of each Manager(s) or Managing Member(s): (NRS 86 and NRS 86.544, see instructions) **Name and Address of the Original Manager(s) and Member(s):** (NRS 89, see instructions) IMPORTANT: A certificate from the regulatory board must be submitted showing that each individual is licensed at the time of filing.	1) **3 Keys Communities Manager, LLC** Name **PO Box 2869** **Jackson** **WY** **83001** Address City State Zip Code
7. Dissolution Date: (Domestic only)	Latest date upon which the company is to dissolve (if existence is not perpetual): _____

This form must be accompanied by appropriate fees.



FRANCISCO V. AGUILAR
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov

Formation - Limited-Liability Company

Continued, Page 2

8. Profession to be Practiced: (NRS 89 only)	
9. Series and/or Restricted Limited-Liability Company: (Optional)	Check box if a Series Limited-Liability Company ☐ Domestic Limited-Liability Company's only: The Limited-Liability Company is a Restricted Limited-Liability Company ☐
10. Records Office: (Foreign Limited-Liability Companies)	Address: 7385 S. Pecos Rd. City: Las Vegas State: NV Zip code: 89120 Country: USA
11. Street Address of Principal Office: (Foreign Limited-Liability Companies)	Address: **7385 S. Pecos Rd.** City: **Las Vegas** State: **NV** Zip code: **89120** Country: **USA**
12. Name, Address and Signature of the Organizer: (NRS 86. NRS 89 -Each Organizer must be a licensed professional.) **Name and Signature of Manager or Member:** (NRS 86.544 only) See instructions	*Foreign Limited-Liability Company - In the event the designated Agent for Service of Process resigns and is not replaced or the agent's authority has been revoked or the agent cannot be found or served with exercise of reasonable diligence, then the Secretary of State is hereby appointed as the Agent for Service of Process. I declare, to the best of my knowledge under penalty of perjury, that the information contained herein is correct and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the Office of the Secretary of State. Name: **Mauricio Rauld** Country: **United States** Address: **1810 S. El Camino Real, Suite E** City: **San Clemente** State: **CA** Zip/Postal Code: **92672** X Mauricio Rauld (attach additional page if necessary)

AN INITIAL LIST OF OFFICERS MUST ACCOMPANY THIS FILING

Please include any required or optional information in space below:

(attach additional page(s) if necessary)

This form must be accompanied by appropriate fees.



SECRETARY OF STATE

STATE OF NEVADA

CERTIFICATE OF REGISTRATION

FOREIGN LIMITED-LIABILITY COMPANY

I, FRANCISCO V. AGUILAR, the duly qualified and elected Nevada Secretary of State, do hereby certify that **3 Keys Communities LLC** did on 08/01/2023 file in this office its registration to do business in this state and is now on file and of record in the office of the Nevada Secretary of State, and further, that said entity is at the date of this certificate duly qualified to exercise therein all the powers recited in its Articles and to transact business in the State of Nevada in accordance with the laws of said State.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on 08/01/2023.

FRANCISCO V. AGUILAR
Secretary of State



Certificate Number: B202308013849029
You may verify this certificate
online at http://www.nvsos.gov



SECRETARY OF STATE



STATE OF NEVADA

NEVADA STATE BUSINESS LICENSE

3 Keys Communities LLC

Nevada Business Identification # NV20232858393
Expiration Date: 08/31/2024

In accordance with Title 7 of Nevada Revised Statutes, pursuant to proper application duly filed and payment of appropriate prescribed fees, the above named is hereby granted a Nevada State Business License for business activities conducted within the State of Nevada.
Valid until the expiration date listed unless suspended, revoked or cancelled in accordance with the provisions in Nevada Revised Statutes. License is not transferable and is not in lieu of any local business license, permit or registration.
License must be cancelled on or before its expiration date if business activity ceases. Failure to do so will result in late fees or penalties which, by law, cannot be waived.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on 08/01/2023.



FRANCISCO V. AGUILAR
Secretary of State

Certificate Number: B202308013849030
You may verify this certificate online at http://www.nvsos.gov